Exhibit 21.1
Subsidiaries of R1 RCM Inc.

Subsidiary	Jurisdiction of Organization
Accretive Health Mauritius, Inc.	Mauritius
cGate Health, Inc.	Delaware
Clearsight Intermediate Holdings, Inc.	Delaware
Flare Capital Partners Investment Company	Delaware
Intermedix ARM, LLC	Delaware
Intermedix Corporation	Delaware
Intermedix Holdings, Inc.	Delaware
Intermedix Lietuva, UAB	Lithuania
Intermedix Midco, Inc.	Delaware
Intermedix Office Based, LLC	Delaware
Intermedix Staffing, Inc.	Delaware
iVinci Partners, LLC	Delaware
Medical Consultants, Inc.	Oklahoma
Practice Support Resources, LLC	Texas
Project Links Parent, Inc.	Delaware
Project Roadrunner Merger Sub Inc.	Delaware
Project Roadrunner Parent Inc.	Delaware
R1 RCM Global Private Limited	India
R1 RCM India Private Limited	India
Rover16, Inc.	Delaware
SCHEDULING.COM, INC.	Delaware
Tonic Health LLC	Delaware